UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K
(Mark One):
[ X ]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the year ended December 31, 2011
OR

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the transition period from __________ to __________

COMMISSION FILE NUMBER 1-6780

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

RAYONIER - JESUP MILL
SAVINGS PLAN FOR HOURLY EMPLOYEES

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

RAYONIER INC.
1301 Riverplace Boulevard
Jacksonville, Florida 32207
Telephone Number: (904) 357-9100

RAYONIER - JESUP MILL
SAVINGS PLAN FOR HOURLY EMPLOYEES
AS OF DECEMBER 31, 2011 AND 2010
AND FOR THE YEAR ENDED DECEMBER 31, 2011
Note: Other schedules required by Section 2520.103 - 10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Pension and Savings Plan Committee of the
Rayonier - Jesup Mill Savings Plan for Hourly Employees
Jacksonville, Florida

We have audited the accompanying statements of net assets available for benefits of the Rayonier - Jesup Mill Savings Plan for Hourly Employees (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ ENNIS, PELLUM & ASSOCIATES, P.A.

Ennis, Pellum & Associates, P.A.
Certified Public Accountants
Jacksonville, Florida
June 27, 2012

RAYONIER - JESUP MILL SAVINGS PLAN FOR HOURLY EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31,

	2011	2010
ASSETS
Investments, at fair value (Notes 2, 3 and 4)	$34,258,398	$32,019,468

Receivables:
Notes receivable from participants	1,002,187	897,180
Participant contributions	49,121	40,069
Employer contributions	8,910	7,412
Accrued interest and dividends	2,716	2,237
Total receivables	1,062,934	946,898

NET ASSETS REFLECTING INVESTMENTS
AT FAIR VALUE	35,321,332	32,966,366

Adjustment from fair value to contract value
for fully benefit-responsive investment
contracts (Note 2)	(2,112,024)	(1,431,178)
NET ASSETS AVAILABLE FOR BENEFITS	$33,209,308	$31,535,188

The accompanying notes are an integral part of these financial statements.

RAYONIER - JESUP MILL SAVINGS PLAN FOR HOURLY EMPLOYEES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31,

ADDITIONS TO NET ASSETS:	2011
Participant contributions	$3,016,738
Net appreciation in fair value of investments (Note 4)	1,653,552
Interest and dividends (Note 5)	734,192
Employer contributions	530,777
Interest on notes receivable from participants	39,191
5,974,450

DEDUCTIONS FROM NET ASSETS:
Distributions to participants	(3,921,517)

Net increase before transfers of assets from this plan	2,052,933

Transfers of assets from this plan (Note 1)	(378,813)

Net increase	1,674,120

Net assets available for benefits:
Beginning of year	31,535,188
End of year	$33,209,308

The accompanying notes are an integral part of these financial statements.

RAYONIER - JESUP MILL SAVINGS PLAN FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

1.	Description of the Plan
The following brief description of the Rayonier - Jesup Mill Savings Plan for Hourly Employees (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.
General
The Plan is a defined contribution plan covering all full-time, hourly-paid, bargaining unit employees of the Jesup mill of Rayonier Inc. ("Sponsor" or the "Company"). Certain part-time employees at the Jesup mill are also eligible to participate in the Plan. Eligible full-time employees may join at the first of the month following 90 days of service without interruption or the date on which one year of eligibility service is completed, whichever is earlier. A part-time employee is eligible for participation upon completion of 1,000 hours of service in a consecutive twelve-month period of employment measured from the date on which such employee's service commences. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").
Massachusetts Mutual Life Insurance Company (“MassMutual”) serves as the custodian and record keeper of the Plan, and maintains and administers the Plan's investment assets for the benefit of participants. The trust forming part of the Plan (the “Trust”) maintains the Plan's investment in Rayonier Inc. common stock. Effective June 3, 2011, Reliance Trust Company became the administrator of the Trust, replacing State Street Corporation.
Contributions
Participants may contribute from two percent to 16 percent of eligible earnings. Contributions may be made on a before-tax basis, after-tax basis or a combination thereof.
The Company makes a matching contribution to the Plan equal to 35 percent of the first six percent of each participant's eligible compensation contributed to the Plan. As employees hired or rehired on or after March 5, 2009 are not eligible for the Company's defined benefit pension plans, these employees receive an enhanced retirement contribution in accordance with the collective bargaining agreement in addition to the standard matching contribution. For the years ended December 31, 2011 and 2010, the enhanced retirement contribution was $1,250 annually for each eligible employee.
Matching Company contributions are initially invested in the Rayonier Inc. Common Stock Fund. Participants can elect to transfer all or part of their total account balance into any available investment under the Plan at any time.
Each year participants may contribute up to the maximum allowed by the Internal Revenue Code (“IRC”). In addition, the Plan allows for “catch-up” contributions by participants age 50 years and older as of the end of the Plan year. The Plan permits rollovers from other qualified plans into the Plan.
Participant Accounts
Each participant's account is credited with the participant's contributions and the related Company contributions. Plan earnings and losses are allocated to participant accounts based upon account balances.
Vesting
Participants are immediately fully vested in their contributions plus actual earnings/losses thereon at all times. Participants vest in the Company contributions and enhanced retirement contributions at a rate of 20 percent per year of service; full vesting occurs after five years of service.
Forfeitures
Forfeited non-vested accounts may be used to reduce future employer contributions or to pay for administrative expenses related to the Plan. Total forfeitures were $5,061 for the year ended December 31, 2011. During 2011, forfeitures of $7,414 were utilized to reduce employer contributions. An insignificant amount of interest income is earned on the funds held in this account. At December 31, 2011 and 2010, the balance in forfeited, non-vested accounts totaled $2,372 and $4,104, respectively, and remains available in the Mass Mutual Fixed Income Fund (“MassMutual

RAYONIER - JESUP MILL SAVINGS PLAN FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

GIA”).
Transfers
The Company maintains several defined contribution plans for its employees depending upon their employment status. If a participant changes employment status and is eligible to transfer into a different plan during the year, the participant can elect to transfer his account balance into the corresponding plan. The transfer would be included in the “Transfers of assets from this plan” line on the Statement of Changes in Net Assets Available for Benefits.
Investment Options
Participants direct the investment of their contributions into various investment options offered by the Plan, as listed in the accompanying schedule of assets held at end of year.
Upon enrollment in the Plan, participants may direct their contributions and balance transfers in one percent increments to any of the funds. Participants are prohibited from transferring into Rayonier Inc. Common Stock Fund, most mutual funds and similar investment options if they have transferred into and out of the same option within the previous 60 days. The MassMutual GIA is not subject to this rule nor does this rule prohibit participants from transferring out of any option at any time.
Notes Receivable from Participants
Participants may borrow a minimum of $1,000 from their individual accounts. Loan amounts may not exceed the lesser of (a) 50 percent of the participant's vested balance or (b) $50,000 reduced by the participant's highest outstanding loan balance, if any, during the prior one-year period. Loan terms range from one to five years or up to thirty years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the prime rate plus one percent. Principal and interest are paid ratably through bi-weekly payroll deductions. Loan transactions are treated as transfers between the investment funds and the loan fund.
Payment of Benefits and Withdrawals
Plan benefits are payable to participants either at the time of termination or retirement (including early retirement) or in the case of becoming disabled, or to their beneficiary in the event of death, and are based on the fully vested balance of their account. The options available for the payment of benefits include lump sum or annual payments over a future period. Under the IRC, payment of benefits must commence by age 70-1/2. In the event of termination of employment before retirement, a participant's account balance will be distributed in either a lump sum, over future periods, or deferred.
Withdrawals may be made on a before-tax basis, after-tax basis or a combination thereof pursuant to provisions in the Plan and subject to Internal Revenue Service ("IRS") criteria. Distributions from before-tax accounts are allowable before attaining the age of 59-1/2 in the case of financial hardship. Existence of financial hardship will be evaluated based on IRS criteria.

2.	Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan are prepared under the accrual method of accounting.
New or Recently Adopted Accounting Pronouncements
In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2011-04 ("ASU 2011-04") which amends Accounting Standard Codification Topic 820, "Fair Value Measurements and Disclosures" to result in common fair value measurements and disclosures between accounting principles generally accepted in the United States of America and International Financial Reporting Standards. Certain amendments clarify the intent about the application of existing fair value measurement requirements, while certain other amendments change a principle or requirement for fair value measurement or disclosure. The new guidance requires prospective application and is effective for fiscal years beginning after December 15, 2011, which for the Plan will be the year

RAYONIER - JESUP MILL SAVINGS PLAN FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

ended December 31, 2012. The adoption of ASU 2011-04 is not expected to have a material impact on the Plan's financial statements.
Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. See Note 3 - Fair Value Measurements for additional information.
Fully benefit-responsive investment contracts such as those held by the MassMutual GIA, are required to be reported at fair value pursuant to generally accepted accounting principles. However, contract value (generally equal to historical cost plus accrued interest) is the relevant measure for fully benefit-responsive investment contracts because it represents the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the accounting standard, all Plan investments are presented at fair value in the Statements of Net Assets Available for Benefits and an adjustment is made to revalue the fair value of the MassMutual GIA to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. The guaranteed interest rate was 3.25 percent and 3.50 percent as of December 31, 2011 and 2010, respectively. The guaranteed interest rate is determined every six months.
The following table represents the annual interest credited to the account as a percentage of the average annual fair value of the MassMutual GIA:

	December 31,
Average yields	2011	2010

Based on actual earnings	2.84%	3.13%
Based on interest rate credited to participants	2.84%	3.13%

Purchases and sales of securities are recorded on a trade-date basis. Interest income and dividends are recorded on the accrual basis. See Note 3 - Fair Value Measurements for additional information.
Notes Receivable from Participants
Participant loans are recorded as “Notes receivable from participants” and measured at their unpaid principal balance plus any accrued but unpaid interest in the Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Payment of Benefits
Benefits are recorded when paid.
Operating Expenses
Certain expenses of maintaining the Plan are paid by the Sponsor. Fees charged by the individual funds and participant specific expenses are deducted from the participant's balance and reflected as a component of the net appreciation in fair value of investments.

RAYONIER - JESUP MILL SAVINGS PLAN FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

3.	Fair Value Measurements
Financial assets and liabilities disclosed in the financial statements on a recurring basis are recorded at fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The guidance establishes a three-level hierarchy that prioritizes the inputs used to measure fair value as follows:
Level 1 - Quoted prices in active markets for identical assets or liabilities.
Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.
The following table sets forth by level, within the fair value hierarchy, the Plan's investments at fair value, as of December 31, 2011:

Asset Category	Level 1	Level 2	Level 3	Total
MassMutual GIA	$—	$—	$17,600,612	$17,600,612
Rayonier Inc. Common Stock Fund	8,201,109	—	—	8,201,109
Pooled Separate Investment Accounts
Large Cap Equity	—	6,500,698	—	6,500,698
Asset Allocation/Retirement	—	1,186,604	—	1,186,604
International Equity	—	268,968	—	268,968
Intermediate Term Bond	—	215,302	—	215,302
Small Cap Equity	—	212,388	—	212,388
Mid Cap Equity	—	72,717	—	72,717

Investments at Fair Value	$8,201,109	$8,456,677	$17,600,612	$34,258,398

RAYONIER - JESUP MILL SAVINGS PLAN FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

The following table sets forth by level, within the fair value hierarchy, the Plan's investments at fair value, as of December 31, 2010:

Asset Category	Level 1	Level 2	Level 3	Total
MassMutual GIA	$—	$—	$16,403,226	$16,403,226
Rayonier Inc. Common Stock Fund	6,224,015	—	—	6,224,015
Pooled Separate Investment Accounts
Large Cap Equity	—	7,004,364	—	7,004,364
Asset Allocation/Retirement	—	1,015,094	—	1,015,094
Intermediate Term Bond	—	593,640	—	593,640
International Equity	—	435,876	—	435,876
Small Cap Equity	—	190,955	—	190,955
Mid Cap Equity	—	152,298	—	152,298

Investments at Fair Value	$6,224,015	$9,392,227	$16,403,226	$32,019,468

The asset or liability's measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used during the year ended December 31, 2011.
Level 1 - Rayonier Inc. Common Stock Fund - fair value measured using the unit value calculated from the observable market price of the stock plus the cost of the short-term investment fund, which approximates fair value.
Level 2 - MassMutual Pooled Separate Investment Accounts - fair value measured using unit value calculated from the net assets of the underlying pool of securities.
Level 3 - MassMutual GIA - fair value measured using liquidation value based on an actuarial formula as defined under the terms of the contract.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Changes in the fair value of the Plan's Level 3 assets during the year ended December 31, 2011 were as follows:

Level 3 Assets
MassMutual GIA
Balance, beginning of the year	$16,403,226
Interest Income	567,825
Change in fair value of fully benefit-responsive
investment contract	610,410
Purchases	3,224,374
Sales	(3,205,223)
Balance, end of year	$17,600,612

RAYONIER - JESUP MILL SAVINGS PLAN FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

4.	Investments
The investments that represented five percent or more of the Plan's Net Assets Available for Benefits as of December 31, were as follows:

	2011	2010
MassMutual GIA	$17,600,612	$16,403,226
Rayonier Inc. Common Stock Fund	8,201,109	6,224,015
MassMutual Select Indexed Equity Fund	6,386,028	6,870,150

During 2011, the net appreciation in the fair value of investments held by the Plan (including gains and losses on investments bought, sold and held during the year) was as follows:

Rayonier Inc. Common Stock Fund	$1,667,937
Pooled Separate Investment Accounts	(14,385)
Net Appreciation in Fair Value of Investments	$1,653,552

5.	Dividends
On July 22, 2011, Rayonier Inc.'s Board of Directors authorized a three-for-two stock split in the form of a stock dividend. The additional shares were distributed on August 24, 2011 to shareholders of record on August 10, 2011. On a post-split basis, the Plan received regular cash dividends of $1.52 per share on Rayonier Inc. stock owned, totaling $251,402 for the year ended December 31, 2011.

6.	Party-in-Interest Transactions
Certain Plan investments are in Rayonier Inc. common stock. As the Company is the Sponsor, these transactions also qualify as party-in-interest transactions. At December 31, 2011 and 2010, the Plan held 169,216 and 169,722 shares of Rayonier Inc. common stock, respectively, which represented 0.14 percent of the total shares outstanding for both years. The impact of the stock split is reflected for both periods presented. Additionally, the Plan Sponsor paid certain expenses totaling $152,628.
Certain Plan investments are in holdings managed by MassMutual, the Plan's custodian and record keeper. Accordingly, these transactions also qualify as party-in-interest.

7.	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

8.	Tax Status
In January 2011, the IRS informed the Plan Administrator by letter that the Plan is qualified under Section 401(a) of the IRC. Although the Plan has been amended since filing the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan is subject to routine audits by

RAYONIER - JESUP MILL SAVINGS PLAN FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

9.	Reconciliation of Financial Statements to Form 5500
The following table is a reconciliation of net assets available for benefits according to the financial statements as compared to Form 5500 as of December 31, 2011. No reconciliation is required for financial statements as of December 31, 2010, as the statements match Form 5500 for that period.

2011
Net assets available for benefits per the financial statements	$33,209,308
Less: Contributions receivable at December 31, 2011	(58,031)
Net assets available for benefits per Form 5500	$33,151,277

The following table is a reconciliation of changes in net assets available for benefits according to the financial statements as compared to Form 5500 as of December 31, 2011.

2011
Increase in net assets available for benefits before transfers per the financial statements	$2,052,933
Change in contributions receivable	(10,550)
Net income per Form 5500	$2,042,383

RAYONIER - JESUP MILL SAVINGS PLAN FOR HOURLY EMPLOYEES

SCHEDULE H, LINE 4i: SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2011
PLAN NUMBER 033
EMPLOYER IDENTIFICATION NUMBER 13-2607329

	Identity of Issue	Description	Current Value
*	MassMutual GIA	Stable Value	$17,600,612
*	Rayonier Inc. Common Stock Fund	Company Stock Fund	8,201,109
*	MassMutual Select Indexed Equity Fund	Large Cap Core	6,386,028
*	Wells Fargo Advantage Dow Jones Target 2045	Asset Allocation	518,220
*	Wells Fargo Advantage Dow Jones Target 2035	Asset Allocation	361,309
*	Wells Fargo Advantage Dow Jones Target 2025	Asset Allocation	234,174
*	PIMCO Total Return	Intermediate Term Bond	215,302
*	Oppenheimer Developing Markets	Emerging Markets Equity	164,539
*	Invesco Van Kampen Small-Cap Growth	Small Cap Growth	160,181
*	American EuroPacific Growth	International Large Core	76,283
*	Northern Mid-Cap Index	Mid Cap Core	72,717
*	Eaton Vance Large-Cap Value	Large Cap Value	60,350
*	American Growth America	Large Cap Growth	54,320
*	MassMutual Select Small Co. Value	Small Cap Value	52,207
*	Wells Fargo Advantage Dow Jones Target Today	Asset Allocation	36,580
*	Wells Fargo Advantage Dow Jones Target 2015	Asset Allocation	36,321
*	Northern International Equity Index	International Large Core	28,146
*	Notes Receivable from Participants (a)	Participant Loans	1,002,187
			$35,260,585

(a)	The loans bear fixed interest rates of 4.25 percent with maturities through December 13, 2016.
Note:	Investments are participant directed, thus cost information is not required.
	* Denotes party-in-interest transaction.

See report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension and Savings Plan Committee for the Rayonier - Jesup Mill Savings Plan for Hourly Employees has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Rayonier - Jesup Mill Savings Plan for Hourly Employees
(Name of Plan)
/s/ W. EDWIN FRAZIER, III
W. Edwin Frazier, III
Plan Administrator
Date: June 27, 2012

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION	LOCATION
23	Consent of Independent Registered Public Accounting Firm	Filed herewith